UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2019

Commission File Number: 001-38863

Jumia Technologies AG

(Translation of registrant’s name into English)

Charlottenstraße 4

10969 Berlin, Germany

+49 (30) 398 20 34 51

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 23, 2019, Jumia Technologies AG (“Jumia”) issued a press release announcing the underwriters’ exercise of their option to purchase additional shares and the completion of Jumia’s initial public offering, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press release of Jumia Technologies AG dated April 23, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jumia Technologies AG

By	/s/ Sacha Poignonnec
	Name:	Sacha Poignonnec
	Title:	Co-Chief Executive Officer and Member of the Management Board

Date: April 23, 2019